UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549



                    SCHEDULE 13G

      Under the Securities Exchange Act of 1934

                (Amendment No. ___)*

              BCAM International, Inc.
                  (Name of Issuer)

            Common Stock, $0.01 Par Value
            Title of Class of Securities

                      055293104
                   (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












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                    SCHEDULE 13G

CUSIP No. 055293104

1    Names of Reporting Persons or
     S.S. or I.R.S. Identification Nos. of Above Person

          Kirr, Marbach & Company LLC

2    Check the Appropriate Box             (a) [ ]
     if a Member of a Group                (b) [ ]

3    SEC Use Only

4    Citizenship or Place of Organization

          Indiana

NUMBER OF     5    Sole Voting Power
SHARES
BENEFICIALLY            2,042,500
OWNED BY
EACH          6    Shared Voting Power
REPORTING
PERSON WITH                 0

              7    Sole Dispositive Power

                        2,042,500

              8    Shared Dispositive Power

                            0

9    Aggregate Amount Beneficially Owned by Each
     Reporting Person

          2,042,500

10   Check Box if the Aggregate Amount in Row (9)
     Excludes Certain Shares

          Not Applicable

11   Percent of Class Represented by Amount in Row (9)

          12.3%

12   Type of Reporting Person

          IA
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Item 1 (a)    Name of Issuer:

                   BCAM International, Inc.

Item 1 (b)    Address of Issuer's Principal Executive
              Offices:

                   1800 Walt Whitman Road
                   Melville, New York 11747

Item 2 (a)    Name of Person Filing:

                   Kirr, Marbach & Company LLC ("Kirr
                   Marbach"), a registered investment
                   adviser

Item 2 (b)    Address of Principal Business Office, or
              if none, Residence:

                   The business address of Kirr
                   Marbach is 621 Washington Street,
                   Columbus, IN 47201

Item 2 (c)    Citizenship:

                   Kirr Marbach is a limited liability
                   company organized under the laws of
                   the State of Indiana.

Item 2 (d)    Title of Class of Securities:

                   Common Stock, $0.01 Par Value (the
                   "Common Stock")

Item 2 (e)    CUSIP Number:

                   055293104

Item 3        If this statement is filed pursuant to
              Rules 13d-1(b) or 13d-2(b):

              A.   [ ]  Broker or Dealer registered
                        under Section 15 of the Act

              B.   [ ]  Bank as defined in section
                        3(a)(6) of the Act

              C.   [ ]  Insurance Company as defined
                        in section 3(a)(19) of the Act

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              D.   [ ]  Investment Company registered
                        under section 8 of the
                        Investment Company Act

              E.   [X]  Investment Adviser registered
                        under section 203 of the
                        Investment Advisers Act of
                        1940

              F.   [ ]  Employee Benefit Plan, Pension
                        Fund which is subject to the
                        provisions of the Employee
                        Retirement Income Security Act
                        of 1974 or Endowment Fund; see
                        section 240.13d-1(b)(1)(ii)(F)

              G.   [ ]  Parent Holding Company, in
                        accordance with section
                        240.13d-1(b)(ii)(G) (Note: See
                        Item 7)

              H.   [ ]  Group, in accordance with
                        section 240.13d-1(b)(1)(ii)(H)

Item 4    Ownership:

          Item 4 (a) Amount Beneficially Owned:

              2,042,500*

          Item 4 (b) Percent of Class:

              12.3%**

          Item 4 (c)    Number of shares as to which
                        such person has:

              (i)       sole power to vote or to
                        direct the vote:  2,042,500*

              (ii)      shared power to vote or to
                        direct the vote:  None

              (iii)     sole power to dispose or to
                        direct the disposition of:
                        2,042,500*

              (iv)      shared power to dispose or to
                        direct the disposition of:
                        None


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*Includes 700,000 shares of Common Stock that are
reserved by the Issuer for issuance under warrants beneficially owned by Kirr Marbach for the accounts of its managed partnerships.

**Calculated on the basis of 15,879,773 shares of Common Stock being issued and outstanding (based on oral information from the Issuer's management in March
1997), as adjusted on a pro forma basis for the potential issuance of the 700,000 warrant shares to Kirr Marbach's managed partnerships.

Item 5    Ownership of Five Percent or less of a Class:

              Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

              Kirr Marbach is a general partner of
              three limited partnerships, which in the aggregate are entitled to receive, or to direct the receipt of, dividends from, and the proceeds from sale of, all of the shares beneficially owned by Kirr
              Marbach.  The economic interest of one
              of such limited partnerships (Appleton
              Associates, a New York limited
              partnership) in the Issuer's Common
              Stock relates to more than five percent
              of that class.

Item 7    Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on by the Parent Holding Company:

              Not Applicable.

Item 8    Identification and Classification of Members
of        the Group:

              Not Applicable.

Item 9    Notice of Dissolution of Group:

              Not Applicable.
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Item 10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                      Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 1997

                        KIRR MARBACH & COMPANY, LLC



                        By   /s/ Mickey Kim
                           ____________________


                                  Member
                           ____________________
                                  Title